September 16, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  Prospect Energy Holdings Corp.

Request for Withdrawal

Pursuant to Rule 477 of  Registration Statement on Form S-1

File No. 333-271609

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Prospect Energy Holdings Corp., a Cayman Islands corporation (the “Company”), hereby requests that the Commission consent to the withdrawal of the registration statement on Form S-1 (File No. 333- 271609) (together with the exhibits and amendments, the “Registration Statement”), because the Company has decided not to proceed with the public offering.  The Registration Statement has not been declared effective, and no securities were sold in connection with the offering.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement of the Company or an affiliate thereof.

Sincerely,

Prospect Energy Holdings Corp.

/s/ Jeffrey Jing Xie
Jeffrey Jing Xie
Chief Executive Officer